UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 17, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kornit Digital Ltd.

File No. 001-36903 - CF#34975

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Kornit Digital Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 30, 2017.

Based on representations by Kornit Digital Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.11	through May 1, 2018
Exhibit 4.12	through December 22, 2021
Exhibit 4.13	through May 1, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary